                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2006

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _______________ to _______________

                         Commission file number 1-12981

                SOLIDSTATE CONTROLS, INC. HOURLY EMPLOYEES' (CWA)
                                 RETIREMENT PLAN
                            (Full title of the plan)

                                  AMETEK, INC.
                 37 NORTH VALLEY ROAD, BUILDING 4, P.O. BOX 1764
                         PAOLI, PENNSYLVANIA 19301-0801
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
                 Financial Statements and Supplemental Schedule
                     Years ended December 31, 2006 and 2005

                                    CONTENTS

Financial Statements (Unaudited):
   Statements of Assets Available for Benefits.............................    2
   Statements of Changes in Assets Available for Benefits..................    3
   Notes to Financial Statements...........................................    4
Supplemental Schedule:
   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..........   12
Signatures.................................................................   13

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
                   Statements of Assets Available for Benefits
                           December 31, 2006 and 2005
                                   (Unaudited)

                                                         DECEMBER 31,
                                                   -----------------------
                                                      2006         2005
                                                   ----------   ----------
ASSETS:
Investments, at fair value                         $1,329,667   $1,072,146
                                                   ----------   ----------
Receivables:
   Employer contributions                              80,863       77,904
   Participants contributions                           4,982        6,135
                                                   ----------   ----------
      Total receivables                                85,845       84,039
                                                   ----------   ----------
Assets available for benefits, at fair value        1,415,512    1,156,185
Adjustment from fair value to contract value for
   Common Collective Trust                              2,197        2,709
                                                   ----------   ----------
      Assets available for benefits                $1,417,709   $1,158,894
                                                   ==========   ==========

                             See accompanying notes.

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
             Statements of Changes in Assets Available for Benefits
                     Years ended December 31, 2006 and 2005
                                   (Unaudited)

                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                          -----------------------
                                                             2006         2005
                                                          ----------   ----------
ADDITIONS:
Contributions:
   Employer                                               $   81,793   $   79,048
   Participants                                               62,459       63,285
   Participant rollovers and transfers from other plans        1,825           --
                                                          ----------   ----------
                                                             146,077      142,333
                                                          ----------   ----------
Investment income:
   Net appreciation in fair value of investments              78,141       43,689
   Interest and dividend income                               47,502       31,617
                                                          ----------   ----------
                                                             125,643       75,306
                                                          ----------   ----------
Total additions                                              271,720      217,639
                                                          ----------   ----------
DEDUCTIONS:
Benefits paid to participants                                (12,905)     (44,498)
                                                          ----------   ----------
Total deductions                                             (12,905)     (44,498)
                                                          ----------   ----------
Net increase                                                 258,815      173,141
Assets available for benefits:
   Beginning of year                                       1,158,894      985,753
                                                          ----------   ----------
   End of year                                            $1,417,709   $1,158,894
                                                          ==========   ==========

                             See accompanying notes.

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
                          Notes to Financial Statements
                                December 31, 2006
                                   (Unaudited)

1. DESCRIPTION OF PLAN

GENERAL

The following brief description of the Plan provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible employees (whose employment is governed by the terms of a collective bargaining agreement with the Communications Workers of America
(CWA)) of Solidstate Controls, Inc., an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs (see Note 3).

CONTRIBUTIONS

Each year, participants have an opportunity to invest up to 16% (maximum 6% before tax and maximum 10% after tax) of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. The Plan provides for Company contributions equal to 40% of the amount contributed by each participant, up to a maximum percentage ranging from 1% to 6% of the participants' compensation as determined by the terms of the collective bargaining agreement. Retirement and matching company contributions are paid to the Plan at anytime prior to the due date prescribed by law for filing the Company's federal income tax return for that Plan year.

The Plan has a retirement feature for eligible participants, AMETEK makes contributions to the Plan on behalf of such participants at a rate $0.35 for each hour that an active participants is paid compensation. Participant contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature of the Plan are the same as the savings feature under the Plan.

Forfeited Company contributions, which are insignificant in amount, are used to reduce future employer retirement contributions or to pay Plan administration expenses.

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
                          Notes to Financial Statements
                                December 31, 2006
                                   (Unaudited)

1. DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant's vested account.

VESTING

Participants are fully vested at all times in their contributions to the Plan. Company contributions under the savings provisions of the Plan and under the retirement feature of the Plan through December 31, 2006 become fully vested after five years of service. Effective January 1, 2007, employer retirement feature contributions and earnings contributed on or after January 1, 2007, will become fully vested after three years of service.

PARTICIPANT LOANS

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan's Administrative Committee. The loans are secured by the balance in the participant's account, and bear interest at rates established by the Plan's administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2006 ranged between 5% and 9.25%. Principal and interest is paid ratably through payroll deductions. Participant loans outstanding at December 31, 2006 and 2005, respectively, totaled $106,142 and $117,915 are included in investments in the accompanying statements of assets available for benefits.

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
                          Notes to Financial Statements
                                December 31, 2006
                                   (Unaudited)

1. DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS

On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account, elect to receive payment in installments for life, subject to certain restrictions based on life expectancy or direct rollover to an eligible retirement plan. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age.

PLAN TERMINATION

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA, and applicable labor agreements. In the event of Plan termination, each participant will receive the value of his or her separate vested account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENTS AND PRESENTATION FORMAT

The accompanying financial statements are unaudited because the number of participants in the Plan are fewer than the number of participants which would require audited financial statements under ERISA. The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
                          Notes to Financial Statements
                                December 31, 2006
                                   (Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The participant loans are valued at their outstanding book values, which approximates fair value.

The Vanguard Retirement Savings Trust is a common collective trust ("CCT") fund which invests in fully benefit-responsive investment contracts. The fair value of the participation units in the CCT is based on quoted redemption values on the last business day of the plan year. The fair value of the CCT is adjusted to contract value in accordance with the FSP described in Note 8. Contract value represents contributions made plus interest accrued at the contract value, less withdrawals.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

The net appreciation of investments represents the sum of the change in the difference between year-end market value and cost of investments, and the difference between the proceeds received and the cost of investments sold during the year.

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
                          Notes to Financial Statements
                                December 31, 2006
                                   (Unaudited)

3. INVESTMENT PROGRAMS

At December 31, 2006 and 2005, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest to the Plan.

A participant may direct contributions (up to certain specified limits) in any of the following investment options.

     -    AMETEK Stock Fund

     -    Vanguard Retirement Savings Trust

     -    Registered investment companies:

          -    Vanguard Total Bond Market Index Fund

          -    Vanguard LifeStrategy Funds

          -    Vanguard Wellington Fund

          -    Vanguard Windsor II Fund

          -    Vanguard PRIMECAP Fund

          -    Vanguard Small-Cap Index Fund

          -    Vanguard 500 Index Fund

          -    Evergreen Small Cap Fund

          -    Julius Baer International Equity Fund

          -    BlackRock Small Cap Fund

Participants may change their investment options or transfer existing account balances to other investment options daily.

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
                          Notes to Financial Statements
                                December 31, 2006
                                   (Unaudited)

3. INVESTMENT PROGRAMS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's assets at year-end are as follows:

                                            DECEMBER 31,
                                        -------------------
                                          2006       2005
                                        --------   --------
Vanguard Retirement Savings Trust
   (stated at contract value)           $231,278   $208,421
AMETEK Stock Fund                        220,055    203,779
Vanguard 500 Index Fund                  156,174     97,414
Vanguard Total Bond Market Index Fund    139,853    128,293
Loan Fund                                106,142    117,915
Vanguard Wellington Fund                 100,023     66,600
Vanguard LifeStrategy Growth Fund         72,939     59,898

During 2006 and 2005 the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated in value as follows:

                                     DECEMBER 31,
                                  -----------------
                                    2006      2005
                                  -------   -------
Common stock                      $27,420   $32,300
Registered investment companies    50,721    11,389
                                  -------   -------
                                  $78,141   $43,689
                                  =======   =======

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
                          Notes to Financial Statements
                                December 31, 2006
                                   (Unaudited)

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.. The Plan sponsor will take all steps necessary, if any, to maintain the Plan's qualified status.

5. ADMINISTRATIVE EXPENSES

The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. At present, the Company has elected to pay such expenses directly.

6. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Plan's Form 5500:

                                                                   DECEMBER 31,
                                                             -----------------------
                                                                2006         2005
                                                             ----------   ----------
Assets available for benefits per the financial statements   $1,417,709   $1,158,894
Adjustment from contract value to fair value for
   Common Collective Trust                                       (2,197)          --
                                                             ----------   ----------
Assets available for benefits per Form 5500                  $1,415,512   $1,158,894
                                                             ==========   ==========

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
                          Notes to Financial Statements
                                December 31, 2006
                                   (Unaudited)

7. PLAN AMENDMENTS

Effective January 1, 2007, the Company will match $.50 on each dollar contributed by the employee to the Plan. The match will apply to contributions of up to 6% of the employee's income.

Ongoing, the Company will contribute to the Plan as follows:

     - Effective January 1, 2007, the Company's contribution will be increased by $.05 per hour to $.55 per hour worked

     - Effective January 1, 2008, the Company's contribution will be increased by $.05 per hour to $.60 per hour worked

     - Effective January 1, 2009, the Company's contribution will be increased by $.05 per hour to $.65 per hour worked

8. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2005, the Financial Accounting Standards Board (FASB) issued Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan's Statement of Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Assets Available for Benefits for any period presented.

                            Solidstate Controls, Inc.
                     Hourly Employees' (CWA) Retirement Plan
                            EIN 31-0648695 Plan # 050
                               Schedule H, Line 4i
                    Schedule of Assets (Held at end of Year)
                                December 31, 2006
                                   (Unaudited)

                                                  Description of investment, including
Identity of issue, borrower, lessor                 maturity date, rate of interest,       Current
or similar party                                   collateral, par, or maturity value       Value
-----------------------------------               ------------------------------------   ----------
AMETEK Stock Fund*                                Common Stock Fund                      $  220,055
Vanguard Retirement Savings Trust*                Common/Collective Trust                   229,081
Vanguard Total Bond Market Index Fund*            Registered Investment Company             139,853
Vanguard LifeStrategy Conservative Growth Fund*   Registered Investment Company              48,263
Vanguard LifeStrategy Growth Fund*                Registered Investment Company              72,939
Vanguard LifeStrategy Moderate Growth Fund*       Registered Investment Company              61,760
Vanguard Wellington Fund*                         Registered Investment Company             100,023
Vanguard Windsor II Fund*                         Registered Investment Company              26,986
Vanguard PRIMECAP Fund*                           Registered Investment Company              59,302
Vanguard Small-Cap Index Fund*                    Registered Investment Company              38,560
Vanguard 500 Index Fund*                          Registered Investment Company             156,174
Evergreen Small Cap Value Fund                    Registered Investment Company               5,076
Julius Baer International Equity Fund             Registered Investment Company              49,367
BlackRock Small Cap Fund                          Registered Investment Company              16,086
Loan Fund*                                        Interest rates ranging from
                                                  5.0% to 9.25%                             106,142
                                                                                         ----------
                                                                                         $1,329,667
                                                                                         ==========

----------------
*    Indicates party-in-interest to the Plan.

Historical cost column is not included as all investments are participant-directed.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                Solidstate Controls, Inc.
                                         Hourly Employees'(CWA) Retirement Plan
                                                     (Name of Plan)


Dated: June 25, 2007                    By: /s/ John J. Molinelli
                                            ------------------------------------
                                            John J. Molinelli, Member,
                                            Administrative Committee